1. Name and Address of Reporting Person
   Monahan, Pierre
   c/o Bowater Incorporated
   55 Camperdown Way
   Greenville, SC 29601
2. Issuer Name and Ticker or Trading Symbol
   Bowater Incorporated (BOW)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   1/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   SrVP&Pres,CanForestProdDiv
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock <F1>                  01/28/2003 A             1160        A      $0.0000    8160             D
                                                                               <F1>
Common Stock                                                                              0                I           By son

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $40.74   01/28/2003 A         25000       01/28/2004 01/28/2013 Common  25000    $0.0000    25000    D
(right to buy)                                           <F3>       <F2>       Stock
<F2>
Stock Option   $42.07                                               09/25/2011 Common                      50000    D
(right to buy)                                                                 Stock
Stock Option   $47.025                                              01/29/2012 Common                      25000    D
(right to buy)                                                                 Stock
Exchangeable   $0                                                              Common                      2306     D
 Shares                                                                        Stock

Explanation of Responses:

<F1>
These shares of Restricted Stock were granted under the Company's 2002 Stock Option Plan. One half of the grant will vest one year from the grant date and the remaining half will vest one year later.
<F2>
These options were granted under the Company's 2002 Stock Option Plan. The Plan sets forth certain earlier expiration dates upon the option holder's termination of employment or cessation of Board service, as the case may be. In addition, the exercisability of outstanding options may be accelerated as approved by the committee administering the Plan, and will be accelerated upon the occurrence of certain specified "change in control" events, in which case the options will be automatically purchased by the Company at a defined acceleration price.
<F3>
One half of the options are exercisable on the noted date and the remaining half are exercisable one year later unless the exercisability is accelerated by the committee administering the Plan.

SIGNATURE OF REPORTING PERSON
/s/ Harry F. Geair, attorney-in-fact for Pierre Monahan

DATE
01/30/2003